99.2          Amendment to October 1, 2007 Gas Contract

AMENDMENT TO GAS PURCHASE CONTRACT

      This Amendment is entered effective as of January 1, 2008, between SOUTH TEXAS OIL COMPANY ("Seller") and DCP MIDSTREAM, LP ("Buyer").

      In consideration of the premises and of the covenants contained herein, the parties agree to amend the Gas Purchase Contract dated as of October 1, 2007 between the parties or their predecessors, Buyer's File No. GDS0822PUR (the "Contract") covering various acreage and properties in Bastrop County, Texas, as follows:

      1.    Revised Delivery Points.    Section  2, DELIVERY POINTS, is deleted
in its entirety and is replaced with the following:

             2. DELIVERY POINTS. (a) The Delivery Points for gas to be delivered by Seller to Buyer for existing sources of production will be at the inlets of Buyer's Facilities at mutually agreeable site(s) on a 6" polyethylene pipeline to be built by Buyer's Affiliate DCP Austin Gathering, LLC ("DCP Austin") from its existing pipeline in the J.H. Bostick Survey, A-13, Bastrop County, Texas to a point at or near the Marburger #1 Well in the R. N. Grimes Survey, Bastrop County, Texas, a distance of approximately 2.08 miles ("Marburger Line"). Subject to acquisition of the necessary rights of way and permits at reasonable costs, Buyer will cause DCP Austin promptly to lay the Marburger Line. Seller shall at its cost install a pipeline from the Graeco No. 1 Well to the new Delivery Point near the Marburger #1 Well.

             (b) Seller also agrees to pay Buyer $180,000 upon execution of this Amendment by Seller as reimbursement for one third of the actual costs to procure and install the Marburger Line. These actual costs shall include costs to purchase any rights-of-way, including brokerage costs, and all costs to purchase, install, and connect the Marburger Line, including any other equipment deemed necessary by Buyer or DCP Austin. Buyer will provide a full accounting of the costs for the Marburger Line to Seller within 30 days following its completion and the availability of cost information. If one third of the actual costs is less than $180,000, Buyer shall refund to Seller the difference. If one third of the actual costs exceeds $180,000, Seller shall nevertheless have no further cost participation liability for the line. If the Marburger Line is not complete for any reason prior to July 31, 2008, Buyer shall promptly refund to Seller the $180,000 cost participation payment, and Seller will have no further cost participation responsibility for the Marburger Line.

             (c)If Seller and other working interest owners deliver in excess of 220,000 Mcf during the first two (2) years of deliveries that has been produced from the wells and leases committed under this Contract or from other production sources later added or that are otherwise delivered through the Marburger Line, effective as of the first of the following month, Buyer shall pay Seller an additional $0.** per Mcf of gas delivered under this Contract until Seller has received through those payments all cost participation amounts that it previously paid to Buyer under this Section, without interest.

             (d) The Delivery Points for future sources of production committed under this Contract will be established under Section B.2 of Exhibit A, except that Buyer agrees to cause DCP Austin to install measurement stations for all future wells that are to be connected under this Contract. These measurement stations are to be on DCP Austin's 4" or 6" pipelines or at other mutually agreeable locations, so long as Seller can demonstrate continuous flow of at least 50 Mcf per Day and Seller installs the necessary pipeline from the lease production points to each new Delivery Point.

             (e) Title to the gas and all its components shall pass to and vest in Buyer at the Delivery Points without regard to the purposes for which Buyer may later use or sell the gas or its components.

      2. Price. Section 5.1, CONSIDERATION, is deleted in its entirety, and is replaced with the following:

             5.1 CONSIDERATION. As full consideration for the gas and all its components delivered to Buyer each month, Buyer shall pay Seller (i) **% of the net value determined under Section 5.2 below for Residue Gas attributable to Seller's gas, and (ii) **% of the net value under Section 5.3 below for any recovered NGLs attributable to Seller's gas. If Seller's deliveries exceed an average of 500 Mcf per Day during any month, Buyer shall pay Seller (i) **% of the net value determined under Section 5.2 below for Residue Gas attributed to Seller's gas, and (ii) **% of the net value under Section 5.3 below for any recovered NGLs attributed to Seller's gas. No separate payment or value calculation is to be made under this Contract for helium, sulfur, CO2, other non- hydrocarbons, or for Inferior Liquids.

       3. Scope. The Contract is amended to the extent provided above. In all other respects, it is confirmed and shall continue in full force and effect. This Amendment supersedes and fully replaces the previous Amendment to the Contract between the parties that was also effective as of January 1, 2008.

       4. Counterparts. This Amendment may be executed in any number of counterparts, all of which shall be considered together as one instrument. This Amendment is binding upon all parties executing it, whether or not it is executed by all parties owning interests in the properties committed under the Contract as amended.


The parties have signed this Amendment by their duly authorized representatives as of the date stated above.



SOUTH TEXAS OIL COMPANY                      	DCP MIDSTREAM, LP



By: ________________________________         	By: __________________________


Managing Director, South and Central Texas   	Chief Executive Officer

Signed on: February 15, 2008